UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 29, 2019

METHANEX RELEASES LETTER TO SHAREHOLDERS, HIGHLIGHTS CONSISTENT STRATEGY AND PROVEN RESULTS

•	Warns shareholders about M&G’s short-term agenda; unqualified nominees

•
Shareholders are encouraged to vote their WHITE proxy or Voting Instruction Form in favour of all of Methanex’s director nominees before April 23, 2019 at 10:30 a.m. (Vancouver time); disregard any blue proxy you might receive from M&G

•	Questions? Need Help? Contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com

VANCOUVER, BRITISH COLUMBIA - Methanex Corporation (“Methanex” or the “Company”) (TSX:MX) (NASDAQ:MEOH) filed a letter to shareholders today ahead of the Company’s upcoming annual general meeting (the “Meeting”) on April 25, 2019.

The letter, included below, spotlights the clear choice for shareholders: Methanex’s consistent strategy that has balanced profitable growth with a demonstrated commitment to returning excess cash to shareholders, versus M&G Investments’ (“M&G”) singular focus on divesting, not investing in the Company’s growth.

The letter also addresses and corrects misinformation recently published by M&G.

VOTING IS NOW OPEN

Shareholders are urged to vote management’s WHITE proxy form or voting instruction form FOR only management’s 11 director nominees before April 23, 2019 at 10:30 a.m. (Vancouver time) and WITHHOLD on M&G’s nominees.

Disregard any blue proxy you might receive from M&G.

Voting is now open. If you have questions or need help voting, contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com.

Letter to shareholders:

Dear Fellow Shareholder,

Since the time you invested in Methanex Corporation (“Methanex” or “Company”), the global leader in the methanol industry, you have benefited from a clear and consistent strategy that has balanced profitable growth with a demonstrated commitment to returning excess cash to shareholders while, at the same time, maintaining a strong balance sheet.

The good news is that over the last six years, since John Floren became CEO at Methanex, this balanced approach has enabled us to almost double our production by investing in high quality, value creating projects while at the same time returning $1.7 billion to shareholders through our dividend and share buyback programs.

The bad news is that one shareholder now threatens to upset this balanced approach and undercut the future strategic growth of Methanex.

Based on our track record of long-term success and a clear strategy for profitable growth, there is no case for change.

As part of a self-interested effort to dramatically change the direction and longstanding, effective strategy of the Company, M&G Investments (“M&G”), a shareholder who is taking an activist approach, has nominated four unqualified and non-additive individuals to stand for election to your board of directors (the “Board”) at our upcoming annual general meeting of shareholders.

Our Board has the right mix of directors balancing appropriate skills and the need for new, fresh perspectives with important historical experience in a cyclical industry. Replacing any of the directors with an M&G nominee will leave significant competency gaps.

Despite our success, M&G does not want the Company to grow. Shareholders should not be fooled by M&G’s claim they still have a long-term focus. Being a long-time investor does not mean M&G is committed to our long-term strategy. Their campaign is notionally focused on the evaluation process of one project -Geismar 3- in respect of which a final decision is yet to be made. Given our long track record of successfully executing complex capital projects, our Board has repeatedly proven its capability in making decisions that have resulted in the creation of long-term shareholder value.

We have actively and regularly engaged with M&G, meeting face-to-face or speaking by phone with them at least 15 times since the start of 2017. We have given consideration to their recommendations for strategies and actions that may advance the goal of building value for all our shareholders and have taken steps, including two significant share buybacks in the past 12 months, that are consistent with their feedback. Shareholders are right then to ask: Why is there a sudden cynicism? What is M&G’s motive?

M&G’s campaign is based on a flawed premise that pursuing high-quality, profitable growth opportunities and paying dividends and share buybacks are mutually exclusive. They are not.

Let us be clear: We can and will continue to profitably grow the Company and return cash to you as a shareholder, as we have consistently done in the past.

Over our prolonged engagement with M&G, it has become clear that their investment objectives have become short-term and have diverged from our longstanding strategic plan and the interests of other shareholders. As an example of their short-term focus, M&G has been selling off their Methanex shares, from a high of 17,431,718 to 12,706,401, a decrease of roughly 27% from their peak position only a little over a year ago. This is despite the consistent and significant return of capital to shareholders via dividends and share buybacks.

Based on widespread feedback, our shareholders’ message is clear: While Methanex operates in a cyclical environment, balancing profitable growth while returning capital and maintaining a strong balance sheet is the right strategy.

CONSISTENT STRATEGY. PROVEN RESULTS

You wanted Methanex to take a balanced approach to capital allocation by profitably growing our business while returning excess cash to shareholders, and that is what your Board has consistently delivered. The strategic investments we have made in our business have strengthened our asset base, significantly increased our global production capacity, enhanced our ability to serve customers, and substantially improved our earnings capabilities and cash generation potential over a wide range of methanol prices.

Disciplined Investment Decisions to Enhance Our Leadership Position in the Methanol Industry to Drive Profitable Growth:
Disciplined growth enables the Company to maintain its leadership position while maintaining a strong balance sheet. Since 2013, we have invested over $2.1 billion in value creating capital expenditures growing from 7 to 11 plants in operation with production increasing from 4.1 to 7.2 million tonnes. We now have an approximate 14% share of the global methanol market, more than double that of our next competitor. As the clear global methanol leader, our plants are well-positioned on the cost curve to be competitive through all points in the methanol price cycle.

Global leadership is a key element of our successful long-term strategy. We are focused on maintaining and enhancing our position as the major producer and supplier in the methanol industry, improving our ability to cost-effectively deliver methanol to customers, and supporting both traditional and energy-related global methanol demand growth. This leadership position enables the Company to more effectively service our global customer base and gives us invaluable market knowledge regarding supply and demand opportunities.

Consistent Track Record of Returning Excess Cash to Shareholders:
The successful execution of capital projects has almost doubled production and significantly improved our cash generation capability. Along the way, shareholders have continued to benefit. On a three-year basis, the Company’s total shareholder return is 76%, more than double the average of our peers and the S&P/TSX Composite index. Shareholders have consistently told us that Methanex is “best-in-class” for capital allocation.

As we’ve grown, we have continued to return excess cash to shareholders. Over six years, we have returned $1.7 billion to shareholders through our dividend and share repurchases. The combination of increased production and share repurchases has more than doubled production capacity per share.

As the following charts demonstrate, we have a consistent track record of returning cash to shareholders while investing in attractive capital growth projects, including during the development of Geismar 1 and Geismar 2-the backbone of the Company’s operating assets-and throughout all points of the commodity cycle.

In 2018, we achieved record production, sales volume and the highest adjusted EBITDA, of $1.1 billion, in Methanex’s history, surpassing the records we set in 2017. At the end of the year, we had $256 million of cash on hand, a committed revolving credit facility, and a robust balance sheet. We have consistently completed our share repurchase programs. And, on March 11, 2019, we announced a new normal course issuer bid to repurchase up to an additional 5% of our outstanding shares.

Our strategy is clearly working.

A WINNING STRATEGY, LED BY A REFRESHED BOARD WITH BEST-IN-CLASS GOVERNANCE

Methanex’s Board and management team have established a strong track record of growth and creating returns for shareholders.

Our directors are chosen based on a comprehensive skills matrix that addresses the needs, skills, experience and expertise required to oversee the continued growth of the world’s largest methanol producer. We seek to balance new points of view with important historical knowledge of and experience with the Company. Our directors’ histories with the Company provide invaluable expertise. Having experienced multiple commodity cycles, they understand the risks inherent in the industry and have in-depth knowledge of our sophisticated global operations.

We have 11 highly qualified and experienced directors standing for re-election, ten of whom are independent and four of whom joined the Board since 2016. They know Methanex well, are leaders in their respective fields, and, with our share ownership requirements, are aligned with the long-term interests of our shareholders.

We are also proud of Methanex’s best-in-class governance practices, as evidenced by the strong support for the Company’s annual say on pay advisory vote, a diverse Board with over one-third represented by female directors, and a strong commitment to pay-for-performance.

Methanex’s Corporate Governance Practices Are Regularly Recognized by Respected Third-Parties:

ISS - Methanex has been a top performer according to ISS’ Governance QualityScore, achieving a highly competitive minimum of upper 30th percentile amongst the Company’s comparator index and regional peers.

The Globe and Mail - Methanex ranks in the top 20% in the Globe and Mail’s comprehensive ranking of 237 Canadian boards.

Canadian Coalition for Good Governance - Methanex received the Governance Gavel Award for Best Disclosure of Board Governance Practices and Director Qualifications from the Canadian Coalition of Good Governance.

Given this success, shareholders are right to ask: what does M&G really want?

M&G’s ONE AND ONLY GOAL: DIVEST

M&G has now adopted a short-term mindset, evidenced by their relatively recent large sell-off of shares, that is at direct odds with the long-term goals of the rest of our shareholders. We would note that the M&G Global Dividend Fund which owns M&G’s position in Methanex has underperformed its benchmark in three of the past four years.

Through several 13D filings and meetings from 2017 to 2018, M&G has been pressuring our Board into a single-focus strategy of repurchasing shares and minimizing cash balances. As an example, in a January 12, 2018 filing, M&G stated that Methanex should use any cash above a $200 million buffer to repurchase shares. They have also indicated that, if the share price fails to increase via buybacks, a strategic review should be undertaken, with the goal of facilitating further buybacks or to explore the possibility of selling assets to repurchase shares or even selling the Company.

In a recent letter to shareholders, M&G goes further, making a series of statements that reinforce that they are averse to undertaking large profitable growth projects. They think we shouldn’t be investing in our business. They think we should be divesting. That is not a viable long-term strategy and not what our other shareholders want.

As the Board has a duty to consider and act in the best interests of all shareholders, we will continue to take a responsible, balanced, and stable approach to decisions regarding capital allocation. What we will not do is risk future profitable growth to satisfy one shareholder’s short-term agenda or accommodate unqualified directors on your Board.

M&G’s NOMINEES ARE NOT ADDITIVE TO OUR BOARD

Based on our review of the individuals put forward, we do not believe M&G’s nominees are qualified or additive to the Board. None possess any experience in the chemicals industry, while three of the four have little or no public company board experience. In fact, the skills they may have are duplicative or offer inferior attributes when held against the current directors.

As clearly shown in the skills matrix below, there is obvious duplication and significant gaps in skillsets between the incumbent directors targeted by M&G and M&G’s nominees. Unnecessary duplication includes: leadership, finance, international perspective and energy. It is important to note that none of M&G’s nominees satisfy the expertise required by the skills matrix regarding natural gas feedstock issues, health safety and the environment, China, large capital project execution and assessing growth strategies and risks. Each of these are crucial gaps that cannot be understated.

CURRENT NON-MANAGAMENT NOMINEES	BOARD SKILLS											
	Leadership	Industry Knowledge and Experience	Finance	Government & Public Affairs	Board Experience	Health Safety & Environment Issues	International Perspective	Energy	Understanding of North America Natural Gas Feedstock Issues	China	Ambitious Business Growth - Large Capital Projects Execution	Ambitious Business - Growth Strategies & Risks
Total Nominees Matching Skill Requirements	5	6	5	3	8	3	5	4	4	2	5	6
DISSIDENT NOMINEES												
Cunningham					✓							
Dobson	✓		✓				✓	✓			✓	
Merrin	✓			✓	✓		✓	✓				
Rodgers			✓				✓					

JUST NOT QUALIFIED

Lawrence Cunningham: An academic who adds very little to the boardroom in terms of industry expertise. Limited board experience, at a software company, not relevant to the chemicals industry.

Paul Dobson: No public company directorships. Duplicate financial and operational experience to many incumbent directors.

Kevin Rodgers: Possesses no public company director or named executive officer experience. Duplicate banking and financial experience when compared to current directors Howe, Rennie, and Warmbold.

Patrice Merrin: Lacks direct or significant chemicals experience. Negative total shareholder return during her directorships and named executive officer roles. Disparate board experience leads to a skillset that duplicates several incumbent directors.

THE GEISMAR 3 OPPORTUNITY

With its single focus on divesting, M&G has been critical of the Geismar 3 opportunity and has misstated our Board’s position on the project. To be clear:

1.
We have not finalized our decision to pursue the project. We have said we would focus on it as our next potential new plant and we continue to consider whether it fits our dual objective of combining growth and maintaining a strong balance sheet.

2.	Finding a suitable strategic partner that delivers more than just money has always been our stated preference.

3.	All options remain on the table as we evaluate.

4.	Until our assessment is complete, we do not believe it is appropriate to limit flexibility by prematurely eliminating any options.

5.
The financial benefits of building this project with a partner are being exaggerated by M&G. Not having a partner would only reduce our capacity to return cash to shareholders by approximately $200-$300 million spread over the 2019-2022 construction period.

We believe the opportunity to build a third plant alongside our other two plants in Geismar, Louisiana is unique and has a number of unparalleled advantages over other projects. The project would allow us to increase our annual production capacity by 1.8 million tonnes and capture significant brownfield advantages and would lower our overall cost position. This is in line with our stated strategy to continually enhance value derived from our industry leadership position by growing our production in step with methanol market growth.

M&G’s desire to unnecessarily rush a decision on Geismar 3 and prematurely commit to a specific structure could result in the loss of significant value for you as a shareholder. Unlike M&G, we are committed to a thoughtful, deliberate process without presupposing the outcome. The Board has a rigorous evaluation process in place which it follows for such projects.

It would be irresponsible for the Board to make a decision before it has fully evaluated the project and until management has completed its assessment of the project risks (including balance sheet risk), and prepared plans to mitigate such risks, and the frontend engineering work has been completed.

If the project overly restricts our financial flexibility to continue with our balanced approach to profitable growth and returning cash to shareholders, we will not proceed. An example of the Board’s measured approach to considering growth opportunities is its decision to reject a potential project in Australia.

M&G’S MYTHS, METHANEX’S REALITY

In its recent letter to shareholders, M&G provides a number of inaccuracies and misstatements about the Geismar 3 project that show they just don’t understand our business. We thought it would be helpful to provide shareholders with the facts:

M&G’S MYTH	REALITY
“M&G firmly rejects the proposition that the project represents the exceptional opportunity.”	Projected returns are well above our cost of capital.
“Methanex appears intent on financing this with high yield debt.”	We would not use high yield debt. Methanex is investment grade rated.
“An equity raise would also destroy significant value.”	Methanex is not considering any equity raise.
“Should [weak pricing occur] while Methanex is building Geismar 3, shareholders would risk losing the total value of their investment and there is no credible scenario under which the appropriate level of capital return to shareholders could be maintained.”
Although prices vary, management believes returns are attractive and we will have the financial flexibility to manage such variability and pursue buybacks at a wide range of methanol prices.
“The Board is allowing internal momentum within Methanex to build-up to the point where approval will be a forgone conclusion.”	Our Board has a track record of sanctioning value-added projects that have a solid Return on Capital Employed. Methanex has previously rejected projects at the FID level.
“…without the participation of a strategic partner such a project would represent an unacceptable financial risk to the company given the cyclical nature of its cashflows.”

The Company believes it has the financial capacity and flexibility to finance and build this project without a partner and maintain investment grade leverage metrics. Construction and operational expertise have been demonstrated with the Geismar 1 and Geismar 2 projects which cost $1.4 billion combined and was undertaken without a partner.

Any partner Methanex would choose needs to bring more to the table other than just money.

“Geismar 3 will place excessive leverage on the balance sheet”
M&G incorrectly assumes that we will be using high yield debt; Methanex is investment grade rated. Methanex has a demonstrated track record of balancing prudent investment with capital return, all at the same time maintaining among the most conservative balance sheet across S&P 500 Chemical peers.

“…we do not believe that there is a realistic number this FEED study and business case could come to that would make financial sense for Methanex to undertake Geismar 3 alone”
Critical information from FEED will be used to make our final investment decision. The difference in leverage and equity funding between constructing Geismar 3 with a partner or without a partner is not significant. This statement reinforces that M&G does not want us to grow irrespective of whether or not there is a sound business case for doing so.

“If Methanex does move forward with Geismar 3 without a partner, it would lose the ability to initiate share buybacks”	Our preliminary projections indicate that we can build Geismar 3 and continue to return capital to shareholders via dividends and share purchases - with or without a partner.
“…the best way to increase shareholder value is to maximize free cash flow per share”	The best way to build long-term value is by our balanced approach to profitable growth with a commitment to return excess cash to shareholders.

VOTING IS NOW OPEN. DON’T WAIT.

With strong financial performance, best-in-class governance, a disciplined approach to growth, and a track-record of returning excess cash to shareholders, Methanex is on the right track.

Do not risk jeopardizing this balance with M&G’s unqualified and duplicative nominees.

Shareholders are urged to vote management’s WHITE proxy form or voting instruction form FOR only management’s 11 director nominees before April 23, 2019 at 10:30 a.m. (Vancouver time) and WITHHOLD on M&G’s nominees.

Disregard any blue proxy you might receive from M&G.

Voting is now open. If you have questions or need help voting, contact Kingsdale Advisors at 1-888-327-0821 or at contactus@kingsdaleadvisors.com.

Sincerely,
Bruce Aitken, Director
Douglas Arnell, Director
Howard Balloch, Director
James Bertram, Director
Phillip Cook, Director
John Floren (CEO), Director
Maureen Howe, Director
Robert Kostelnik, Director
Janice Rennie, Director
Margaret Walker, Director
Benita Warmbold, Director

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Select Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This news release and accompanying letter to shareholders contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the 2018  Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

- end -

For further information, contact:

Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Ian Robertson
Executive Vice President, Communication Strategy
Kingsdale Advisors
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 29, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary